 Filed pursuant to Rule 433
Registration Nos. 333-172554 and 333-172554-01

For Immediate Release
Citigroup Funding Inc.
December 19, 2012

Citigroup Funding Inc. Announces Reverse Split of ETNs linked to CVOLT Index

NEW YORK –  Citigroup Funding Inc. today announced that it will implement a 1-for-10 reverse split of its C-Tracks Exchange-Traded Notes Based on the Performance of the Citi Volatility Index Total Return Due November 12, 2020 (the “C-Tracks”), effective January 2, 2013.  The C-Tracks, with ticker symbol “CVOL,” began trading on the NYSE Arca on November 15, 2010.

The closing indicative value of the C-Tracks on December 31, 2012 will be multiplied by ten to determine the reverse-split adjusted closing indicative value of the C-Tracks. The reverse split will be effective at the open of trading on January 2, 2013 and the C-Tracks will begin trading on the NYSE Arca on a reverse-split adjusted basis on such date. The reverse-split adjusted C-Tracks will have a new CUSIP (17318Q475), but will retain the same ticker symbol.

As of January 4, 2013, holders who hold a number of C-Tracks that is not evenly divisible by ten will receive one reverse-split adjusted C-Track for every ten C-Tracks held and a cash payment for any odd number of C-Tracks remaining (the “partials”). The cash amount due on any partials will be determined on January 11, 2013, based on the closing indicative value of the reverse-split adjusted C-Tracks on such date and will be paid on January 18, 2013.

For more information regarding the reverse split process, see the pricing supplement relating to the C-Tracks under the heading “Valuation of the C-Tracks—Split or Reverse Split of the C-Tracks”. The pricing supplement can be found on EDGAR, the SEC website at: www.sec.gov.

About C-Tracks ETNs linked to the CVOLT
The C-Tracks Exchange-Traded Notes Based on the Performance of the Citi Volatility Index Total Return Due November 12, 2020 provide investors with an investable means to gain directional exposure to the implied volatility of large-cap U.S. stocks. More information is available on http://www.c-tracksetns.com.

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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

Additional information may be found at www.citigroup.com | Twitter: @Citi | YouTube: www.youtube.com/citi | Blog: http://new.citi.com | Facebook: www.facebook.com/citi | LinkedIn: www.linkedin.com/company/citi

The Issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission ("SEC") for each of the offerings to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement and the other documents relating to the relevant offering that the Issuer has filed with the SEC for more complete information about the Issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, or any agent or dealer participating in the relevant offering, will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 1-877-858-5407.

Investing in the C-Tracks involves risks, including the possible loss of principal. There is no assurance that an active trading market for the C-Tracks will develop or continue.

Media Contact:

Scott Helfman
Tel: +1-212-816-9241
email: scott.helfman@citi.com